July 8, 2025

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Liberty Star Uranium & Metals Corp
Request to Withdraw Post-Effective Amendment No. 1
To Registration Statement on Form S-1
File No. 333-282598

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Liberty Star Uranium & Metals Corp., a Nevada corporation (the “Company”), hereby respectfully requests immediate withdrawal of its Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-282598) filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2025, together with all exhibits thereto (the “Post-Effective Amendment”).

The Post-Effective Amendment was filed with the Commission primarily for the purpose of registering the resale of additional shares of the Company’s common stock by the selling stockholder identified in the Post-Effective Amendment. The Company requests the withdrawal of the Post-Effective Amendment because, following discussion with the Staff of the Commission, it was determined that, pursuant to Rule 413 under the Securities Act, where a registration statement is already in effect, the registration of additional securities may only be effected through a separate registration statement relating to the additional securities. The Company intends to file a separate registration statement to register the resale of such additional shares of common stock after submitting this request. The Company confirms that no securities have been sold pursuant to the Post-Effective Amendment.

The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the SEC in connection with the filing of the Post-Effective Amendment be credited for future use.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact Gary S. Joiner, Esq. at (303) 494-3000.

Sincerely,

/s/ Patricia Madaris
Name:	Patricia Madaris
Title:	CFO & Interim CEO